FOR IMMEDIATE RELEASE

JED OIL INC. ANNOUNCES OFFICER RESIGNATION AND

FILES SEVENTH DEFAULT STATUS REPORT

Didsbury, Alberta – Wednesday, February 11, 2009 – JED Oil Inc. (OTCBB: JEDOF) (“JED” or the “Company”) today announced that Marcia L. Johnston has resigned as Vice-President, Legal and Corporate Affairs, following her termination as an employee of the Company.  Ms. Johnston has re-entered the private practice of law and continues to act as JED’s General Counsel and Corporate Secretary.

JED today also filed this news release as its seventh Default Status Report under Canadian National Policy 12-203, pursuant to which the Company announced that its financial statements for the third quarter ended September 30, 2008 would not be filed by November 14, 2008.  The Company’s deadline for filings its third quarter financial statements is the new CCAA Stay Period, which has been extended to February 17, 2009, as previously announced. JED reports that since announcing the original Notice of Default on November 5, 2008 and filing its first, second, third, fourth, fifth and sixth Default Status Reports on November 19, December 3, 17, and 31, 2008 and January 14 and January 28, 2009, respectively, there have not been any additional material changes to the information contained therein; nor any failure by JED to fulfill its intentions as stated therein, and there are no additional defaults or anticipated defaults subsequent to such announcement.  The Company intends to file its next Default Status Report on Wednesday, February 25, 2009.

About JED

Established in September 2003, JED Oil Inc. is an oil and natural gas company that commenced operations in the second quarter of 2004 and has begun to develop and operate oil and natural gas properties principally in western Canada and the United States.

This press release contains forward-looking statements. The words “proposed”, “anticipated” and scheduled” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations.  Factors that may affect future results are contained in JED’s filings with the U.S. Securities and Exchange Commission (the “SEC”), which are available at the SEC’s Web site (http://www.sec.gov) and JED’s filings with the Alberta Securities Commission, which are available at the Web site (http://www.SEDAR.com).  JED is not under any obligation, and expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

Company Contacts:

or

Investor Relations Counsel

JED Oil Inc.

The Equity Group Inc.

Richard Carmichael, CFO

Linda Latman  (212) 836-9609

(403) 335-2111

Lena Cati (212) 836-9611

Marcia Johnston, V-P Legal & Corp. Affairs

www.theequitygroup.com

(403) 335-2105

www.jedoil.com